News Release

For Immediate Release                    For More Information Contact:
December 27, 1999                               Media: Bruce Amundson
                                                       (253) 924-3047

                                               Analysts:  Dick Taggart
                                                        (253) 924-2058

Weyerhaeuser Purchase of TJ International
Clears Hart-Scott-Rodino Waiting Period

FEDERAL WAY, Wash. - Weyerhaeuser Company today announced that its planned acquisition of TJ International moved closer to closing with the expiration of the mandatory waiting period following pre-merger notification under the Hart-Scott-Rodino Antitrust Improvements Act.

"With this development, we will proceed with the acquisition of TJ International early next year," said Steven R. Rogel, Weyerhaeuser chairman, president and chief executive officer. Last week the seven-day waiting period on the company's filing with the Mergers Branch of the Canadian Competition Bureau regarding the proposed acquisition expired. While no further action by the Canadian Competition Bureau is required to close the proposed acquisition, Weyerhaeuser has requested that the Bureau issue a formal letter stating that it plans not to take any action on the proposed acquisition.

Weyerhaeuser announced on Nov. 23 that it would pay $720 million in cash, or $42 per share, to acquire all outstanding shares of TJ International, a 51 percent owner and managing partner of Trus Joist MacMillan. A subsidiary of Weyerhaeuser currently owns a 49 percent interest in Trus Joist MacMillan, the world's leading manufacturer and marketer of engineered lumber products.

The tender offer, currently scheduled to expire at 8 p.m. EST on Jan. 5, is subject to customary closing conditions.

Boise, Idaho-based Trus Joist MacMillan (NASDAQ: TJCO) manufactures a variety of engineered lumber products for structural framing and industrial applications. It currently operates 16 manufacturing facilities across North America and employs nearly 4,000 people around the world. Trus Joist MacMillan's unique patented manufacturing technologies transform wood fiber into high-performance, consistent products. The company, which utilizes small-diameter trees that provide resource-efficient alternatives to traditional sawmill products, further enhances Weyerhaeuser's wood product line.


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Weyerhaeuser Purchase of TJ International
Clears Hart-Scott-Rodino Waiting Period

Page  PAGE 2

Weyerhaeuser Company (NYSE: WY), one of the world's largest integrated forest products companies, was incorporated in 1900. In 1998, sales were $10.8 billion. It has offices or operations in 12 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products or practices is available at www.weyerhaeuser.com.